Ladder Capital Securities LLC
Statement of Financial Condition
December 31, 2019

Ladder Capital Securities LLC
Statement of Financial Condition
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Shareholder of
Ladder Capital Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Ladder Capital Securities LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of the financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2020

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: 646 471 3000; F: 813 286 6000 Rightfax, www.pwc.com/us

Ladder Capital Securities LLC
(a limited liability company)
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	2,344,306
Operating lease asset		108,881
Prepaid expenses and other assets		7,159
Total assets		**2,460,346**
Liabilities and Member's Capital		
Liabilities		
Accrued expenses		21,800
Operating lease liability		115,527
Due to affiliates, net		82,426
Total liabilities		**219,753**
Commitments and Contingencies (Note 5)		
Member's Capital		2,240,593
Total Member's Capital		**2,240,593**
Total Liabilities and Member's Capital	$	**2,460,346**

The accompanying notes are an integral part of these financial statements.

Ladder Capital Securities LLC
(a limited liability company)
Notes to Statement of Financial Condition
(confidential)

1.   ORGANIZATION AND NATURE OF BUSINESS

On August 13, 2009, Ladder Capital Securities LLC (the "Company") was organized as a Delaware limited liability company. The Company is owned 100% by Series TRS of Ladder Midco II LLC, whose ultimate parent is Ladder Capital Corp ("LCC"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). After receiving approval on July 21, 2010 to conduct business as a registered broker-dealer, the Company's primary business activity has been to act as co-manager on commercial real estate loan securitizations from time to time.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a disregarded entity for U.S. federal and state income tax purposes. Its parent, Series TRS of Ladder Midco II LLC, is treated as a partnership for U.S. federal income tax purposes, and is therefore generally not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City. The Company and its parent are not subject to federal or state tax, and the tax effects of its operations accrue to the members of the parent. Accordingly, no provision for federal or state taxes has been provided therein.

For New York unincorporated business tax purposes, taxes are calculated on a separate return basis for the Company and are recorded in due from affiliate on the statement of financial condition. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2019, the Company has no deferred tax assets or liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under this guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability in income taxes payable of income taxes receivable, net in the Statement of Financial Condition. As of December 31, 2019, the Company had no unrecognized tax benefits recorded in the financial statements. The Company, as part of the consolidated group, may be subject to examination by the state tax authority for the years 2019, 2018, 2017, 2016, and 2015. As of December 31, 2019, there were no on-going examinations by tax authorities.

Cash

The Company maintains a cash account at a major financial institution. As of December 31, 2019, this cash amount is in excess of the Federal Deposit Insurance Corporation limit.

Operating Lease Asset/Liability

The Company adopted ASC Topic 842 on January 1, 2019. Refer to Note 5, Commitments and Contingencies, for a detailed discussion on the adoption of the guidance.

Certain arrangements may contain both lease and non-lease components. The Company determines if an arrangement is, or contains, a lease at contract inception. Only the lease components of these contractual arrangements are subject to the provisions of ASC Topic 842. Any non-lease components are subject to other applicable accounting guidance. We have elected, however, to adopt the optional practical expedient not to separate lease components from non-lease components for accounting purposes. This policy election has been adopted for each of the Company's leased asset classes existing as of the effective date and subject to the transition provisions of ASC Topic 842, will be applied to all new or modified leases executed on or after January 1, 2019. For contractual arrangements executed in subsequent periods involving a new leased asset class, the Company will determine at contract inception whether it will apply the optional practical expedient to the new leased asset class.

Leases are evaluated for classification as operating or finance leases at the commencement date of the lease. Right-of-use assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the lease term. Future lease payments include fixed lease payments as well as variable lease payments that depend upon an index or rate using the index or rate at the commencement date and probable amounts owed under residual value guarantees. The amount of future lease payments may be increased to include additional payments related to lease extension, termination, and/or purchase options when the Company has determined, at or subsequent to lease commencement, generally due to limited asset availability or operating commitments, it is reasonably certain of exercising such options.

The Company uses its incremental borrowing rate as the discount rate in determining the present value of future lease payments, unless the interest rate implicit in the lease arrangement is readily determinable. Lease payments that vary based on future usage levels, the nature of leased asset activities, or certain other contingencies, are not included in the measurement of lease right-of-use assets and corresponding liabilities. The Company has elected not to record assets and liabilities on its statement of financial condition for lease arrangements with terms of 12 months or less. Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period during which the applicable expenses are incurred.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)* ("ASU 2016-02"), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either operating leases or financing leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sale-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous lease standard, *Leases (Topic 840)*. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842 (Leases)* ("ASU 2018-10"), which provides narrow amendments to clarify how to apply certain aspects of the new leasing standard. In July 2018, the FASB also issued ASU 2018-11, Leases *(Topic 842): Targeted Improvements* ("ASU 2018-11"), which provides a new transition method at the adoption date through a cumulative-effect adjustment to the opening balance of retained earnings, prior periods will not require restatement. ASU 2018-11 also provides a new practical expedient for lessors adopting the new lease standard. Lessors have the option to aggregate nonlease components with the related lease component upon adoption of the new standard if the following conditions are met: (1) the timing and pattern of transfer for the nonlease component and the related lease component are the same and (2) the stand-alone lease component would be classified as an operating lease if accounted for separately. In December 2018, the FASB issued ASU 2018-20, Leases *(Topic 842)* ("ASU 2018-20"), which provides narrow amendments to clarify how to apply certain aspects of the new leasing standard. Each of the standards are effective for the Company on January 1, 2019, with early adoption permitted. In March 2019, the FASB issued ASU 2019-01, *Leases (Topic 842): Codification Improvements* ("ASU 2019-01"), which aligns the guidance for fair value of the underlying asset by lessors that are not manufacturers or dealers in Topic 842 with that of existing guidance. As a result, the fair value of the underlying asset at lease commencement is its cost, reflecting any volume or trade discounts that may apply. However, if there has been a significant lapse of time between when the underlying asset is acquired and when the lease commences, the definition of fair value in Topic 820, *Fair Value Measurement* should be applied. ASU 2019-01 also requires lessors within the scope of Topic 942, *Financial Services— Depository and Lending*, to present all "principal payments received under leases" within investing activities.

The Company adopted ASU 2016-02, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01, collectively FASB ASC Topic 842, *Leases* ("ASC Topic 842"), beginning January 1, 2019. The Company adopted ASU Topic 842 using the modified retrospective approach and elected to utilize the Optional Transition Method, which permits the Company to apply the provisions of ASC Topic 842 to leasing arrangements existing at or entered into after January 1, 2019, and present in its financial statements comparative periods prior to January 1, 2019 under the historical requirements of ASC Topic 840. In addition, the Company elected to adopt the package of optional transition-related practical expedients, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. Furthermore, the Company elected not to record assets and liabilities on its statement of financial condition for new or existing lease arrangements with terms of 12 months or less.

In February 2018, the FASB issued ASU 2018-02, *Income Statement - Reporting Comprehensive Income (Topic 220),* ("ASU 2018-02"). This ASU allows an entity to elect to reclassify the stranded tax effects related to the Tax Cuts and Jobs Act of 2017 from accumulated other comprehensive income into retained earnings. This ASU will be effective January 1, 2019, and early adoption is permitted. The adoption of ASU 2018-02 on January 1, 2019 had no material impact on the Company's financial statements.

In July 2018, the FASB issued ASU 2018-09, *Codification Improvements*, ("ASU 2018-09"). This standard does not prescribe any new accounting guidance, but instead makes minor improvements and clarifications of several different FASB Accounting Standards Codification areas based on comments and suggestions made by various stakeholders. Certain updates are applicable immediately while others provide for a transition period to adopt as part of the next fiscal year beginning after December 15, 2018. The adoption of ASU 2018-09 had no material impact on the Company's financial statements.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement, (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,* ("ASU 2018-13"). ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-02 to have a material impact on its financial statements and related disclosures.

In October 2018, the FASB issued ASU 2018-17, *Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities,* ("ASU 2018-17"). ASU 2018-17 requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety for determining whether a decision-making fee is a variable interest. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. Entities are required to apply the amendments in ASU 2018-17 retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

Any new accounting standards not disclosed above that have been issued or proposed by the FASB and that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

3. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $2,233,434, which was $2,133,434 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.05 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) as another broker dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers.

4. RELATED PARTY TRANSACTIONS

The Company has related party balances with affiliates and is involved in underwriting and other transactions with affiliates. Pursuant to certain agreements with LCF, the indirectly wholly-owned operating company subsidiary of Series TRS of Ladder Capital Financial Holdings LLLP, the Company earns transaction fee income in connection with co-managing asset backed securitization transactions to which LCF is a party. Additionally, pursuant to a management agreement, LCF provides the Company with facilities and administrative services as have been required in the normal conduct of the Company's business for the year-ended December 31, 2019. A portion of the salaries and other compensation of the employees who work directly on activities for the Company have been charged accordingly pursuant to the management agreement. In addition, the Company entered into an operating sublease with LCF for its office space. Refer to Note 5, Commitments and Contingencies for further details of this related party transaction.

Due to affiliates, net of $82,426 included in the statement of financial condition represents cumulative intercompany amounts including fee income receivable of current and prior years, net of expenses accrued by the Company, and payable to an affiliate. The only counterparty that the Company engaged with is LCF and, per the management agreement, a netting of the receivables and payables is permitted. There are no offsetting asset balances.

5. COMMITMENTS AND CONTINGENCIES

FASB ASC 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

Lease

The Company entered into an operating sublease with LCF for its office space. The lease commenced on October 1, 2011 and expires on January 31, 2022. The sublease agreement was amended on October 15, 2019, decreasing the Company monthly rental payments. Aggregate annual future minimum rental payments required under the sublease as of December 31, 2019 are as follows:

Period Ending December 31,	Amount	
2020	$	58,669
2021		58,669
2022		4,889
2023		—
2024		—
Thereafter		—
Total contractual future minimum rental payments		**122,227**
Less: Imputed interest		(13,346)
Right-of-use asset	**$**	**108,881**

The Company adopted ASC Topic 842 on January 1, 2019. The primary impact of applying ASC Topic 842 was the initial recognition of a $350,575 lease liability and a $340,739 right-of-use asset (including previously accrued straight line rent) on the Company's financial statements, for leases classified as operating leases under ASC Topic 840, primarily for the Company's operating sublease with LCF for its office space, using an incremental borrowing rate of 5.26%. There is no cumulative effect on retained earnings or other components of equity recognized as of January 1, 2019. As of December 31, 2019, the Company had a $115,527 lease liability and a $108,881 right-of-use asset on its statement of financial condition. During the year ended December 31, 2019, the Company recorded a non-cash lease modification of $(142,364).

6. OFF BALANCE SHEET RISK, CONCENTRATION RISK AND REGULATORY RISK

The Company is required to be compliant with FINRA and SEC requirements on an ongoing basis and is subject to multiple operating and reporting requirements to which all broker-dealer entities are subject. If the Company fails to comply with regulatory requirements, it could be subject to loss of its licenses and registration and/or economic penalties.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 31, 2020, the issuance date of the financial statements, and determined no additional disclosure is necessary.